Exhibit (a)(1)(G)

SUBORDINATION AGREEMENT

Option 2 only

This SUBORDINATION AGREEMENT, dated as of _______________, 2013 (the “Agreement”), between ASSURED PHARMACY, INC., a Nevada corporation (the “Obligor”), and ____________________________ (the “Subordinated Creditor”).

W I T N E S S E T H :

WHEREAS, simultaneously with the execution and delivery hereof (the “Closing”), the Obligor shall enter into a Securities Purchase Agreement with the investors named therein (the “Investors”), dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Investors may acquire from the Company up to 3,000 shares of the Company’s Series D Senior Convertible Preferred Stock, par value $0.001 per share (the “Shares”), with each of the Shares accompanied by two five-year warrants, a Series A Warrant, substantially in the form of Exhibit A to the Purchase Agreement and a Series B Warrant, substantially in the form of Exhibit B to the Purchase Agreement, each to purchase shares of the Company’s common stock, par value $0.001 per share, for an aggregate purchase price of three million dollars (USD $3,000,000.00) (the “Transaction”);

WHEREAS, as a condition to the consummation of the Transaction, each holder of a 16% Senior Convertible Debenture (the “Debenture”) and corresponding eligible  warrant of the Company issued pursuant to a Securities Purchase Agreement dated _________, may exchange their securities with the Company through an issuer tender offer, and may elect to, effective at the Closing, choose either option: (1) to convert the Debenture into shares of common stock owned beneficially thereby and issue a new Warrant, or (ii) receive a new Debenture and new Warrant; and

WHEREAS, if the Subordinated Creditor elects Option #2, then the Subordinated Creditor is to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Subordination; Subrogation.  Subordinated Creditor will not ask, demand, sue for, take or receive from the Obligor, by set-off or in any other manner, the whole or any part of any monies which may, now or hereafter be owing by the Obligor, or any successor or assign of the Obligor, including, without limitation, a receiver, trustee or debtor in possession (the term “Obligor” hereinafter shall include any such successor or assign of the Obligor) to Subordinated Creditor or be owing by any other person, firm, partnership or corporation to Subordinated Creditor for the benefit of the Obligor (whether such amounts represent principal or interest, or obligations which are due or not due, direct or indirect, absolute or contingent) pursuant to the Debenture, including, without limitation, the taking of any negotiable instruments evidencing such amounts (all such indebtedness, obligations and liabilities, being hereinafter referred to as the “Indebtedness”), unless and until all obligations, liabilities and indebtedness of the Obligor to the Investors with respect to shares of the Company’s Series D Senior Convertible Preferred Stock only pursuant to the liquidity provision of the Purchase Agreement, whether now existing or hereafter arising directly between the Obligor and the Investors, shall have been fully paid and satisfied with interest (all such obligations, indebtedness and liabilities of the Obligor to the Initial Investor pursuant to the liquidity provision of the Purchase Agreement, are hereinafter referred to as the “Liabilities”).  Notwithstanding any right of Subordinated Creditor to ask, demand, sue for, take or receive any payment with respect to the Indebtedness, all rights, liens and security interests of Subordinated Creditor, whether now or hereafter arising and howsoever existing, in any assets of the Obligor or any assets securing the Liabilities shall be and hereby are subordinated to the rights and interests of the Investors in those assets; and Subordinated Creditor shall have no right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Liabilities shall have been fully paid and satisfied.

Payments Received by Subordinated Creditor.  Except as otherwise provided in Paragraph 1, should any payment or distribution or security or instrument or proceeds thereof be received by Subordinated Creditor upon or with respect to the Indebtedness or any other obligations of the Obligor to Subordinated Creditor prior to the satisfaction of all of the Liabilities, Subordinated Creditor shall receive and hold the same in trust, as trustee, for the benefit of the Investors and shall forthwith deliver the same to the Investors, for its benefit, in precisely the form received (except for the endorsement or assignment of Subordinated Creditor where necessary), for application on any of the Liabilities, due or not due, and until so delivered, the same shall be held in trust by Subordinated Creditor as the property of the Investors.

Instrument Legend.  Any instrument evidencing any of the Indebtedness, or any portion thereof, will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Investors, pursuant to the terms of this Agreement, and will be delivered to the Investors upon request therefor, if such original is necessary in order to enable the Investors to take any action permitted hereunder, including, without limitation, the filing of proofs of claim on behalf of Subordinated Creditor.

Continuing Nature of Subordination.  This Agreement shall continue and shall be irrevocable until all of the Liabilities have been fully and completely performed and satisfied by the Obligor or otherwise discharged and released by the Investors, and Subordinated Creditor shall not be released from any duty, obligation or liability hereunder so long as there is any claim of the Investors against the Obligor arising out of the liquidity provision of the Purchase Agreement (including any and all amendments, modifications or supplements to the Purchase Agreement) which has not been performed, settled or discharged in full.

Governing Law.  This Agreement shall be governed, construed and interpreted in accordance with the law of the State of New York, as to matters within the scope thereof, and the internal laws of the State of New York, without giving effect to principles of conflicts of law and choice of law that would cause the substantive laws of any other jurisdiction to apply. The Company irrevocably submits and consents to the jurisdiction of any state court or federal court sitting in the State and County of New York over any action or proceeding arising out of or relating to the Transaction Agreements, and the Company hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts.

Section Titles.  The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

Counterparts.  This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

ASSURED PHARMACY, INC.

By:
Name:  Robert DelVecchio
Title:  Chief Executive Officer

SUBORDINATED CREDITOR

By:
Company:
Name:
Title:

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